                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                         Celtrix Pharmaceuticals Inc.
________________________________________________________________________________
                               (Name of Issuer)


                             Class A Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                   151186103
        _______________________________________________________________
                                (CUSIP Number)


                                Paul J. Tauber
                      Coblentz, Patch, Duffy & Bass, LLP
                        222 Kearny Street, 7th floor
                           San Francisco, California
                                  94108-4510
                                 415-391-4800
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               November 19, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                               PAGE 3 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Biotechnology Development Fund, L.P. ("BDF")
      94-3258409
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    N.A.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,095,774 shares, except that BioAsia, the general
                          partner of BDF, and Kung, Leung and Engleman,
                          members of BioAsia, may be deemed to have shared
                          power to vote these shares.  The 3,095,774 shares
                          include warrants to purchase 1,365,258 shares of
                          the issuer held by BDF.
      SHARES       ----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,595,774 shares.  See response to Row 7.  The
                          5,595,774 shares include 1,000,000 shares which are
                          owned by Biotechnology Development Fund III, L.P.
                          ("BDF III"), and 1,500,000 shares which BDF III may
                          purchase by exercising warrants held by BDF III.
                          BDF may be deemed to have shared power to vote
                          through a 24.8% limited partnership interest in BDF
     OWNED BY             III.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,095,774 shares, except that BioAsia, the general
                          partner of BDF, and Kung, Leung and Engleman,
                          members of BioAsia, may be deemed to have shared
                          power to dispose of these shares.  The 3,095,774
                          shares include warrants to purchase 1,365,258
                          shares of the issuer held by BDF.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,595,774 shares.  See response to Row 9.  The
                          5,595,774 shares include 1,000,000 shares which are
                          owned by Biotechnology Development Fund III, L.P.
                          ("BDF III"), and 1,500,000 shares which BDF III may
                          purchase by exercising warrants held by BDF III.
                          BDF may be deemed to have shared power to dispose
                          of through a 24.8% limited partnership interest in
                          BDF III.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,595,774 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]  N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       20.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                               PAGE 4 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Biotechnology Development Fund III, L.P. ("BDF III")
      77-0474834
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    N.A.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,500,000 shares, except that BDF, BioAsia, the
                          general partner of BDF III and BDF, and Kung, Leung
                          and Engleman, members of BioAsia, may be deemed to
                          have shared power to vote these shares. The
                          2,500,000 shares include warrants to purchase
                          1,500,000 shares which BDF III may purchase by
                          exercising warrants held by BDF III.
      SHARES       ----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,500,000 shares.  See response to Row 7.  BioAsia
                          is the general partner of BDF and BDF III and may be
                          deemed to have shared power to vote these shares.
                          The 2,500,000 shares include 1,500,000 shares which
                          BDF III may purchase by exercising warrants held by
                          BDF III.
     OWNED BY      -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,500,000 shares, except that BDF, BioAsia, the
                          general partner of BDF III and BDF, and Kung, Leung
                          and Engleman, members of BioAsia, may be deemed to
                          have shared power to dispose of these shares.  The
                          2,500,000 shares include 1,500,000 shares which BDF
                          III may purchase by exercising warrants held by BDF
                          III.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          2,500,000 shares.  See response to Row 9.  BioAsia
                          is the general partner of BDF and BDF III and may be deemed to have shared power to dispose of these shares. The 2,500,000 shares include 1,500,000 shares which BDF III may purchase by exercising warrants held by BDF III.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,500,000 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]  N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       9.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE 5 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BioAsia Investments, LLC ("BioAsia")
      94-3258407
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    N.A.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,595,774 shares, 1,730,516 of which are directly
                          owned by BDF and 1,000,000 of which are owned directly
                          by BDF III. The 5,595,774 shares also include
                          1,365,258 shares which BDF may purchase by exercising
                          warrants owned directly by BDF and 1,500,000 shares
                          which BDF III may purchase by exercising warrants
                          owned directly by BDF III. BioAsia is the general
                          partner of BDF and BDF III and may be deemed to have
     OWNED BY             shared power to vote these shares.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,595,774 shares, 1,730,516 of which are directly owned by BDF and 1,000,000 of which are owned by BDF
                          III. The 5,595,774 shares also include 1,365,258 shares which BDF may purchase by exercising warrants owned directly by BDF and 1,500,000 shares which BDF III may purchase by exercising warrants owned directly by BDF III. BioAsia is the general partner of BDF and BDF III and may be deemed to have shared power to dispose of these shares.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,595,774 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_] N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE 6 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BioAsia, LLC ("BA")
      94-3263866
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    N.A.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            75,000 shares. BA may purchase the 75,000 shares upon
                          exercising options that BA holds. Kung, Leung and
                          Engleman, members of BA, may be deemed to have shared
                          power to vote these shares.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             75,000 shares. BA may purchase the 75,000 shares upon
                          exercising options that BA holds. Kung, Leung and
                          Engleman, members of BA, may be deemed to have shared
                          power to dispose of the shares.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      75,000 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_] N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
------------------------                                 ---------------------
  CUSIP NO.                                               PAGE 7 OF 15 PAGES
------------------------                                 ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Frank Kung ("Kung")
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    N.A.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,670,774 shares, 1,730,516 of which are directly
                          owned by BDF and 1,000,000 of which are owned
                          directly by BDF III.  The 5,670,774 shares also
                          include 1,365,258 shares which BDF may purchase by
                          exercising warrants owned directly by BDF and
                          1,500,000 shares which BDF III may purchase by
                          exercising warrants owned directly by BDF III.  The
                          5,670,774 shares further include options to
                          purchase 75,000 shares owned directly by BA.  Kung
                          is a member of BioAsia and BA and may be deemed to
                          have shared power to vote these shares.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,670,774 shares, 1,730,516 of which are directly
                          owned by BDF and 1,000,000 of which are owned
                          directly by BDF III.  The 5,670,774 shares also
                          include 1,365,258 shares which BDF may purchase by
                          exercising warrants owned directly by BDF and
                          1,500,000 shares which BDF III may purchase by
                          exercising warrants owned directly by BDF III.  The
                          5,670,774 shares further include options to
                          purchase 75,000 shares owned directly by BA.  Kung
                          is a member of BioAsia and BA and may be deemed to
                          have shared power to dispose of these shares.
-----------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,670,774 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_] N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE 8 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Anselm Leung ("Leung")
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    N.A.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,670,774 shares, 1,730,516 of which are directly
                          owned by BDF and 1,000,000 of which are owned directly
                          by BDF III. The 5,670,774 shares also include
                          1,365,258 shares which BDF may purchase by exercising
                          warrants owned directly by BDF and 1,500,000 shares
                          which BDF III may purchase by exercising warrants
                          owned directly by BDF III. The 5,670,774 shares
                          further include options to purchase 75,000 shares
                          owned directly by BA. Leung is a member of BioAsia and
                          BA and may be deemed to have shared power to vote
                          these shares.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,670,774 shares, 1,730,516 of which are directly
                          owned by BDF and 1,000,000 of which are owned directly
                          by BDF III. The 5,670,774 shares also include
                          1,365,258 shares which BDF may purchase by exercising
                          warrants owned directly by BDF and 1,500,000 shares
                          which BDF III may purchase by exercising warrants
                          owned directly by BDF III. The 5,670,774 shares
                          further include options to purchase 75,000 shares
                          owned directly by BA. Leung is a member of BioAsia and
                          BA and may be deemed to have shared power to dispose
                          of these shares.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,670,774 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_] N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE 9 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edgar Engleman ("Engleman")
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    N.A.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,670,774 shares, 1,730,516 of which are directly
                          owned by BDF and 1,000,000 of which are owned directly
                          by BDF III. The 5,670,774 shares also include
                          1,365,258 shares which BDF may purchase by exercising
                          warrants owned directly by BDF and 1,500,000 shares
                          which BDF III may purchase by exercising warrants
                          owned directly by BDF III. The 5,670,774 shares
                          further include options to purchase 75,000 shares
                          owned directly by BA. Engleman is a member of BioAsia
                          and BA may be deemed to have shared power to vote
                          these shares.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,670,774 shares, 1,730,516 of which are directly
                          owned by BDF and 1,000,000 of which are owned directly
                          by BDF III. The 5,670,774 shares also include
                          1,365,258 shares which BDF may purchase by exercising
                          warrants owned directly by BDF and 1,500,000 shares
                          which BDF III may purchase by exercising warrants
                          owned directly by BDF III. The 5,670,774 shares
                          further include options to purchase 75,000 shares
                          owned directly by BA. Engleman is a member of BioAsia
                          and BA and may be deemed to have shared power to
                          dispose of these shares.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,670,774 shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_] N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

PAGE 10 of 15.
--------------

BioAsia Investments, LLC, a California limited liability company ("BioAsia"), Biotechnology Development Fund, L.P., a Delaware limited partnership ("BDF"), Biotechnology Development Fund III, L.P., a Delaware limited partnership ("BDF III"), BioAsia, LLC, a California limited liability company ("BA"), Frank Kung ("Kung"), Anselm Leung ("Leung"), and Edgar Engleman ("Engleman") hereby make this single joint filing statement on Schedule 13D with respect to the shares of common stock and the warrants and options to purchase shares of common stock of Celtrix Pharmaceuticals Inc. ("Celtrix") as follows:

Item 1.    Security and Issuer.

          The securities are common stock of Celtrix Pharmaceuticals Inc., and warrants and options to purchase common stock of Celtrix. The principal office of the issuer is located at 2033 Gateway Place, Suite 600, San Jose, California 95110.

Item 2

(a).   Identity and Background of Persons Filing.

This Statement is filed by BDF, BDF III, BioAsia, BA, Kung, Leung, and Engleman. The foregoing entities and individuals are collectively referred to as the "Reporting Persons."

BioAsia is the general partner of BDF and BDF III, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by BDF or beneficially owned by BDF through BDF's 24.8% limited partnership interest in BDF III. Kung, Leung and Engleman are the members of BioAsia and BA and may be deemed to have indirect beneficial ownership of the shares of the issuer directly and indirectly owned by BDF and directly owned by BDF III.

BioAsia disclaims beneficial ownership of shares of the issuer and the warrants directly owned by both BDF and BDF III except to the extent of any indirect pecuniary interest therein. BioAsia further disclaims beneficial ownership of the options directly owned by BA. Kung, Leung and Engleman disclaim beneficial ownership of the shares and the warrants held by both BDF and BDF III except to the extent of any respective indirect pecuniary interest therein.

The members of BioAsia are Kung, Leung and Engleman. Kung, Leung and Engleman are also the members of BA. BA disclaims beneficial ownership of all shares and warrants of the issuer directly owned by BDF and BDF III.

(b).   Address of Principal Office

The address for each of the Reporting Persons is: BioAsia Investments, LLC, 575 High Street, Suite 201, Palo Alto, California 94301.

PAGE 11 of 15.
--------------

(c). BDF and BDF III are limited partnerships which were organized for the purposes of investing in public and private emerging and growth companies in the biotechnology field. BioAsia is the general partner of BDF, BDFIII, and other limited partnerships. BA was organized to hold securities which are jointly owned by Kung, Leung and Engleman, the three managing members of BioAsia. Kung and Leung are principals of BioAsia. Engleman is a principal of BioAsia and is a Professor at Stanford University.

(d). None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e). None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f). BDF and BDF III are Delaware limited partnerships. BioAsia and BA are California limited liability companies. Kung, Leung and Engleman are United States citizens.

Item 3.    Source and Amount of Funds.

The securities were purchased with working capital held on deposit with various financial institutions for the account of BDF and BDF III. The amount of the consideration was $750,000.

Item 4:    Purpose of Transaction.

The securities were purchased for investment purposes only.

This Schedule 13D is being filed late, and a Schedule 13G was filed in error on February 13, 1999.

Item 5:    Interest in Securities of the Issuer.

(a).   See Row 11 and Row 13 for each Reporting Person.

(b).   (i)    Sole power to vote or direct the vote:

              See Row 7 for each Reporting Person.

       (ii)   Shared power to vote or direct the vote:

              See Row 8 for each Reporting Person.

       (iii)  Sole power to dispose or direct the disposition of:

              See Row 9 for each Reporting Person.

       (iv)   Shared power to dispose or direct the disposition of:

              See Row 10 for each Reporting Person.

PAGE 12 of 15.
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(c).   Not applicable.

(d). Under certain circumstances set forth in the limited partnership agreements of BDF and BDF III and the limited liability company operating agreements of BioAsia and BA, the general and limited partners of BDF and BDF III and the members of BioAsia and BA each may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as applicable.

(e).   Not applicable.

Item 6. Contracts. Arrangements, Understandings or Relationships with Respect to the Issuer of the Securities of the Issuer.

       Not applicable.

Item 7.  Material to be Filed as Exhibits.

       Agreement of Joint Filing.

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PAGE 13 of 15.
--------------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

May 26, 1999
                              Biotechnology Development Fund, L.P.,
                              a Delaware limited partnership

                              By:  BioAsia Investments, LLC, a
                                   California limited liability company

                              Its: General Partner

                                   By: /s/ Frank Kung
                                       ___________________________________
                                         Frank Kung, Member


                              Biotechnology Development Fund III, L.P., a Delaware limited partnership

                              By:  BioAsia Investments, LLC, a
                                   California limited liability company

                              Its: General Partner

                                   By: /s/ Frank Kung
                                       ___________________________________
                                         Frank Kung, Member


                              BioAsia Investments, LLC, a
                              California limited liability company

                              By: /s/ Frank Kung
                                  ________________________________________
                                    Frank Kung, Member


                              BioAsia, LLC, a
                              California limited liability company

                              By: /s/ Frank Kung
                                  ________________________________________
                                    Frank Kung, Member

                              /s/ Frank Kung
                              ____________________________________________
                                                Frank Kung

                              /s/ Anselm Leung
                              ____________________________________________
                                               Anselm Leung

                              /s/ Edgar Engleman
                              ____________________________________________
                                              Edgar Engleman

PAGE 15 of 15.
--------------
                                   EXHIBIT A

                           Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the common stock, warrants or options of Celtrix Pharmaceuticals Inc. shall be filed on behalf of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Executed this 26th day of May, 1999.   Biotechnology Development Fund, L.P.,
                                       a Delaware limited partnership

                                       By:  BioAsia Investments, LLC, a
                                            California limited liability company

                                       Its: General Partner

                                            By: /s/ Frank Kung
                                                ______________________________
                                                 Frank Kung, Member


                                       Biotechnology Development Fund III, L.P., a Delaware limited partnership

                                       By:  BioAsia Investments, LLC, a
                                            California limited liability company

                                       Its: General Partner

                                            By: /s/ Frank Kung
                                                ______________________________
                                                 Frank Kung, Member


                                       BioAsia Investments, LLC, a
                                       California limited liability company

                                       By: /s/ Frank Kung
                                           ___________________________________
                                            Frank Kung, Member


                                       BioAsia, LLC, a
                                       California limited liability company

                                       By: /s/ Frank Kung
                                           ___________________________________
                                            Frank Kung, Member

                                       /s/ Frank Kung
                                       ______________________________________
                                                      Frank Kung

                                       /s/ Anselm Leung
                                       ______________________________________
                                                     Anselm Leung

                                       /s/ Edgar Engleman
                                       ______________________________________
                                                    Edgar Engleman

                                      15